[WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO]

April 16, 2009

Craig Ruckman, Esq.

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F St. NE

Washington, DC 20549-0506

Re:	Selective Review – A Filing

Separate Account VA V

Flexible Premium Variable Annuity – F

(WRL Freedom Multiple Variable Annuity)

File Nos.: 333-112089; 811-21491

Western Reserve Life Assurance Co. of Ohio

Dear Mr. Ruckman:

Pursuant to your request, the above-referenced filing was made on April 16, 2009 (accession number is 0001193125-09-080471). This filing now contains the fee information that was not included in the earlier filing for this product made on February 9, 2009 (accession number 0001193125-09-022138). As we discussed, we will address your comments from the earlier filing as part of this filing of the product.

We hereby request Selective Review pursuant to SEC Release No.: 33-6510 (February 15, 1984) for the above-referenced Flexible Premium Variable Annuity – F product filing.

This letter will also be filed as a correspondence filing via EDGAR.

Very truly yours,

Western Reserve Life Assurance Co. of Ohio

/s/ Darin D. Smith

Darin D. Smith

General Counsel

Transamerica Capital Management